July 16, 2019

Walter A. Baker
Executive Vice President, General Counsel, and Secretary
Sunnova Energy International Inc.
20 East Greenway Plaza, Suite 475
Houston, TX 77046

       Re: Sunnova Energy International Inc.
           Pre-effective Amendment 1 to Registration Statement on Form S-1 Filed July 12, 2019
           File No. 333-232393

Dear Mr. Baker:

        We have reviewed your amended registration statement and have the following comments. In some of our comments,we may ask you to provide us information so that we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Pre-effective Amendment 1 to Registration Statement on Form -1 filed July 12,
2019

Dilution, page 74

1. Please provide us with the computations you used to arrive at the following:
         historical net tangible book value;
         historical net tangible book value per share;
         adjusted net tangible book value;
         adjusted net tangible book value per share;
         as further adjusted net tangible book value; and as further adjusted net tangible book value per share.
Financial Statements, page F-1

2. We note references throughout the filing that a 1 for 2.333 reverse stock split will occur
 Walter A. Baker
Sunnova Energy International Inc.
July 16, 2019
Page 2
         immediately prior to the consummation of this offering. If the reverse stock split will occur at or immediately before the effectiveness of your registration statement, we remind you that in accordance with SAB Topic 4C, you must revise your financial statements and your disclosures throughout the filing to give effect to the expected reverse stock split. If the reverse stock split will occur after effectiveness of your registration statement but prior to the consummation of this offering, please ensure you provide appropriate pro forma information throughout the filing.
        You may contact Jeffrey R. Gordon, Staff Accountant, at (202) 551-3866 or Kevin W.
Stertzel, Staff Accountant, at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at
(202) 551-3728 or Jay E. Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.



                                                                Sincerely,
FirstName LastNameWalter A. Baker
                                                                Division of
Corporation Finance
Comapany NameSunnova Energy International Inc.
                                                                Office of
Manufacturing and
July 16, 2019 Page 2                                            Construction
FirstName LastName